Exhibit 12.1

VIACOM INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions except ratios)

	Nine Months Ended June 30, 2012	Year Ended September 30, 2011	Nine Months Ended September 30, 2010	Year Ended December 31,
				2009	2008	2007
Earnings from continuing operations before income taxes	$2,531	$3,245	$1,812	$2,417	$1,894	$2,539
Add:
Equity in net (earnings) losses from investee companies	(25)	(40)	67	77	74	—
Distributions from investee companies	6	8	5	9	29	26
Interest expense, and amortization of discounts and capitalized expenses related to indebtedness	316	419	326	440	514	487
Estimate of interest within rental expense	50	68	48	65	50	54

Total Earnings	$2,878	$3,700	$2,258	$3,008	$2,561	$3,106

Fixed charges:
Interest expense, and amortization of discounts and capitalized expenses related to indebtedness	$316	$419	$326	$440	$514	$487
Estimate of interest within rental expense	50	68	48	65	50	54

Total fixed charges	$366	$487	$374	$505	$564	$541

Ratio of earnings to fixed charges	7.9x	7.6x	6.0x	6.0x	4.5x	5.7x